Exhibit 99.2

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME AND ASTELLAS PHARMA US, INC.
ANNOUNCE RE-SUBMISSION OF NEW DRUG
APPLICATION FOR VERNAKALANT (IV)

Vancouver, Canada and Deerfield, Illinois, USA, December 18, 2006 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner, Astellas Pharma US, Inc., today announced Astellas’ re-submission of the New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of vernakalant hydrochloride, an investigational new drug for the acute conversion of atrial fibrillation.

“This re-submission is the culmination of a comprehensive and thorough review process conducted by Astellas Pharma US, Inc., Cardiome and outside consultants,” stated Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome. “With the inclusion of an additional 150 patients in the safety dataset from the ongoing ACT 2 and ACT 4 studies, we are pleased with the NDA Astellas has submitted for the FDA’s consideration.”

“With this NDA, we have taken an important step forward in the development process of this therapeutic candidate,” stated William E. Fitzsimmons, Pharm.D., Senior Vice President, Business Development at Astellas Pharma US, Inc. “The collaborative effort between Cardiome and Astellas Pharma US, Inc. has been emblematic of our successful development partnership and mutual commitment to success.”

Pursuant to the amended (July 2006) co-development agreement between Cardiome and Astellas Pharma US, Inc., a US$10 million milestone payable to Cardiome has been triggered on re-submission of the NDA.

In October 2003, Cardiome granted Astellas Pharma US, Inc. an exclusive license to develop and commercialize vernakalant (iv) in North America. The companies have co-developed vernakalant (iv) to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

About Astellas Pharma US, Inc.
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a US affiliate of Tokyo-based Astellas Pharma Inc. Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market. For more information about Astellas Pharma US, Inc., please visit our website at www.astellas.com/us.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Maribeth Landwehr
Assistant Director, Corporate Communications
Astellas Pharma US, Inc.
(847) 317-8988

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.